January 19, 2006

Zip+4 Code: 20549

<u>Via Fax & U.S. Mail</u>

Mr. Francis D. Gerace
President and Chief Executive Officer
Multi Color Corporation
425 Walnut Street
Suite 1300
Cincinnati, Ohio 45202

RE: **Multi Color Corporation (the "Company")**
   Form 10-K for the year ended March 31, 2006
   File No. 0-16148

Dear Mr. Gerace:

Based upon an examination restricted solely to considerations of the Financial Statements, Management's Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced document. We think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within fifteen (15) business days

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Comparison of Fiscal Years ended March 31, 2005 and March 31, 2004</u>
<u>Plant Closure Costs and Impairment Loss, page 12</u>

1.   Please tell us and revise MD&A and the notes to your financial statements to disclose the nature and amounts of the various costs comprising the $897 of plant closure costs recognized during 2004 as your current disclosures only indicate that $77,000 of the costs incurred were for severance. Also, please revise the notes to your financial statements to include all of the disclosures required by paragraph 20of SFAS No.146 with respect to the plant closure costs reflected in your financial statements, as applicable.

<u>Critical Accounting Policies, page 15</u>

2.   We note your section on critical accounting policies. Pursuant to FR-60, this section should also focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. Please revise this section in future filings to comply with the guidance outlined in FR-60.

<u>Liquidity and Capital Resources</u>

<u>Financial Measures that Supplement GAAP, page 16</u>

3.   Your non-GAAP presentations do not appear to comply with Item 10(e) of Regulation S-K as they exclude items that appear to recur within two years or that require cash settlement. We understand the importance of highlighting infrequent events or transactions, however, trends may be distorted and disclosure unbalanced if only certain items are adjusted while the effects of other infrequent events or transactions (favorable or unfavorable) are not considered or highlighted.   The disclosure provided should highlight the impact of each unusual item by nature and amount without disclosure of a subtotal amount. Refer to the guidance outlined in Questions 7 through 10 of the "Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures" issued on June 13, 2003 on our SEC Website at www.sec.gov. Supplementally confirm with us that you will eliminate any non-GAAP presentations that are not compliant with the above noted guidance in all future filings and furnished information.

<u>Consolidated Statements of Income, page 19</u>

4.   In accordance with the requirements of Rule 5-03(b)(1)-(2) of Regulation S-X, the amount of service revenues and the related cost of service revenues should be **separately**

disclosed in the consolidated statements of operations.   In this regard, disclosure in note 12 (Segments) indicates that service revenues exceed 10% of your total revenues. Please revise your financial statements in future filings to comply with Rule 5-03(b)(1) and (2) of Regulation S-X.

Note 2. Summary of Significant Accounting Policies
Stock-Based Compensation, page 24

5.   As the Company paid a cash dividend of $320,000 or $.05 per share during 2005, please explain why a 0% dividend yield was used in determining the fair value of stock options granted during the period as disclosed on page 24.

Note 16- Acquisitions, page 33

6.   You disclose that the purchase price for NSPG was preliminarily allocated to assets and liabilities based on their fair market value on the date of acquisition. In light of the materiality of this acquisition, please expand your disclosure to discuss the information that is needed to finalize the purchase price allocation, when you expect to finalize the purchase price allocation, and whether you expect the final allocation to be materially different from the preliminary allocation.

7.   Based on the disclosures on page 34, it does not appear that the $1,100 of estimated acquisition related costs, which included legal, accounting and advisory services, have been included as part of the purchase price allocation. Please explain why. If these costs do not represent direct costs of the acquisition, please explain in further detail the nature and amounts of the costs incurred. Refer to the guidance outlined in paragraph 24 of SFAS No.141.

8.   Please tell us and revise the notes to your financial statements in future filings to disclose in further detail the nature and amounts of the contingent payments that may be required under the terms of the acquisition agreement for NSPG and disclose your planned accounting treatment for these contingent payments. Refer to the disclosure requirements outlined in paragraph 51f of SFAS No.141.

9.   We note the disclosure indicating that the Company entered into a lease agreement with the seller of NSPG for a manufacturing facility in Green Bay Wisconsin, whereby the seller has an irrevocable option to sell the facility to the Company upon satisfactory completion of certain environmental clean-up activities. Please tell us and clarify in the notes to the financial statements whether any portion of the purchase price has been allocated to this arrangement. If not, please explain why.

Quarterly Data (Unaudited), page 35

10.   In future filings, please revise to disclose the nature and amounts of any unusual or material items that impacted your results of operations for the quarterly periods presented. Refer to the requirements of Item 302(a)(3) of Regulation S-K.

Report on Form 8-K/A dated January 25, 2005
Pro Forma Financial Information

11.   We note that you have not included an allocation of the purchase price for the acquisition of Northstar in the notes to the pro forma financial information. In future filings, please ensure that an allocation of the purchase price to the net assets acquired is included in the notes to the pro forma financial information. Also, the notes to the pro forma information do not include adequate disclosure regarding the assumptions used to determine the various pro forma adjustments. Please revise future filings to include disclosure of all assumptions used in determining the pro forma adjustments. The disclosures provided should clearly explain how each pro forma adjustment was calculated or determined and each adjustment in the pro forma financial information should be presented on a gross rather than net or combined basis

Other

12.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
    ·   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
    ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346 or, in her absence, the undersigned, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3818 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Ms. Dawn H. Bertsche, CFO
                (513) 381-2813